SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 3 December 2010

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Blocklisting Application dated 23 November 2010
99.2	Presentation to Investors and Analysts dated 23 November 2010
99.3	Total Voting Rights dated 30 November 2010

Exhibit No: 99.1

23 November 2010

InterContinental Hotels Group PLC

Blocklisting Application

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 180,000 Ordinary shares of 13 29/47 pence each under the Executive Share Option Plan, to trade on The London Stock Exchange and to be admitted to The Official List. The shares shall rank equally with the existing issued shares of the Company.

Exhibit No: 99.2

23 November, 2010

Presentation to Investors and Analysts

InterContinental Hotels Group ("IHG") will today hold a seminar for analysts and investors entitled "Building Profitable Scale".  Andy Cosslett, Chief Executive, will outline the favourable environment and growth opportunities for branded scale players in the hotel industry and describe IHG's approach to development in different markets around the world.

He will be joined by Richard Solomons - Chief Financial Officer and Head of Commercial Development; Keith Barr - Managing Director Greater China; Jerry Huang - Senior Vice President Operations Greater China and Kirk Kinsell - President EMEA, who will give more detailed presentations on IHG's leading position and considerable growth opportunities in India, China and the Middle East.

As part of the presentations the following forecasts for 2010 performance will be provided:

In Greater China for the full year 2010 for the managed and franchised business, after an allocation of Asia Pacific regional overheads, IHG is forecasting revenues of $61m and operating profit of $21m.

In the Middle East for the full year 2010 for the managed and franchised business only, IHG is forecasting revenues of $58m and operating profit of $44m.

Commenting on this announcement, Andy Cosslett, CEO of IHG said: "Although China, the Middle East and India are very different markets in terms of their maturity, we will demonstrate today that they represent significant growth opportunities for IHG. Our leading positions, the strength of our brands and our long term relationships with local partners in each of these territories give us a significant competitive advantage."

The presentation will commence at 2pm UK time today.  It can be viewed live via a webcast which can be accessed at www.ihgplc.comwhere presentation materials will also be available for download.  To join in listen only mode dial +44(0)20 7138 0818 quoting "InterContinental Hotels Group" or 1534530.

For further information, please contact:
Investor Relations (Heather Wood; Catherine Dolton):	+44 (0)1895 512 176
Media Affairs (Giles Deards):	+44 (0)7736 746 538

Notes to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  IHG franchises, leases, manages or owns, through various subsidiaries, over 4,500 hotels and more than 650,000 guest rooms in 100 countries and territories around the world.  The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 52 million members worldwide.

IHG has over 1,200 hotels in its development pipeline, which we expect to create 160,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For the latest news from IHG, visit our online Press Office at www.ihg.com/media

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

Exhibit No: 99.3

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 30 November 2010, InterContinental Hotels Group PLC's issued share capital consists of 288,985,655 ordinary shares of 13 29/47 pence each with voting rights.  The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is 288,985,655.

The above figure, 288,985,655, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Catherine Springett
Deputy Company Secretary
30 November 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	3 December 2010